The information in this preliminary pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This preliminary pricing supplement and the accompanying product supplement, prospectus supplement and prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 19, 2015

Citigroup Inc.	August----, 2015 Medium-Term Senior Notes, Series G Pricing Supplement No. 2015–CMTNG0652 Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-192302

Fixed to Floating Rate Notes Due August----, 2035

Leveraged Callable CMS Curve Linked Notes

▪	The notes offered by this pricing supplement are unsecured debt securities issued by Citigroup Inc. As further described below, the notes will bear interest (i) in Year 1: at a rate of 10.00% per annum and (ii) in Years 2 to maturity: subject to our redemption right, at a floating rate based on the modified CMS reference index multiplied by the leverage factor of 4, subject to the maximum interest rate specified below and the minimum interest rate of 0.00% per annum. The CMS reference index is the 30-year constant maturity swap rate (“CMS30”) minus the 2-year constant maturity swap rate (“CMS2”) and will be reset quarterly. The modified CMS reference index is the CMS reference index minus 0.25%. The notes offer an above-market fixed interest rate in the first year. Thereafter, however, interest payments on the notes will vary based on fluctuations in the modified CMS reference index and may be as low as 0%.

▪	We may call the notes for mandatory redemption on any interest payment date beginning one year after issuance.

▪	Investors in the notes must be willing to accept (i) an investment that may have limited or no liquidity and (ii) the risk of not receiving any amount due under the notes if we default on our obligations. All payments on the notes are subject to the credit risk of Citigroup Inc.

KEY TERMS
Aggregate stated principal amount:	$
Stated principal amount:	$1,000 per note
Pricing date:	August , 2015 (expected to be August 26, 2015)
Issue date:	August , 2015 (three business days after the pricing date)
Maturity date:	Unless earlier called by us, August , 2035 (expected to be August 31, 2035)
Payment at maturity:	At maturity, unless we have earlier called the notes, you will receive for each note you then hold an amount in cash equal to $1,000 plus any accrued and unpaid interest
Interest:

▪     During each interest period from and including the issue date to but excluding August----, 2016 (expected to be August 31, 2016), the notes will bear interest at a fixed rate of 10.00% per annum

▪     During each interest period from and including August----, 2016 (expected to be August 31, 2016) to the maturity date, unless earlier redeemed by us, the notes will bear interest at a floating rate equal to the leverage factor of 4 times the modified CMS reference index, as determined on the CMS reference determination date for that interest period, subject to a maximum interest rate of 10.00% per annum and a minimum interest rate of 0.00% per annum

After the first year of the term of the notes, interest payments will vary based on fluctuations in the modified CMS reference index. After the first year, the notes may pay a below-market rate or no interest at all for an extended period of time, or even throughout the entire remaining term.

CMS reference index:	On any CMS reference determination date, CMS30 minus CMS2, each as determined on that CMS reference determination date
Modified CMS reference index:	The CMS reference index minus 0.25%
CMS reference determination date:	For any interest period commencing on or after August----, 2016 (expected to be August 31, 2016), the second U.S. government securities business day prior to the first day of that interest period
Interest period:	Each three-month period from and including an interest payment date (or the issue date, in the case of the first interest period) to but excluding the next interest payment date
Interest payment dates:	The----day of each February, May, August and November (expected to be the last day of each February, May, August and November), beginning on November----, 2015 (expected to be November 30, 2015) and ending on the maturity date or, if applicable, the date when the notes are redeemed
Survivor’s option:	The notes are Survivor’s Option Notes. The representative of a deceased beneficial owner of the notes will have the right to request early repayment of the notes, subject to the terms and limitations described in this pricing supplement in the section “Repayment Upon Death”
Day count convention:	During each interest period, interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months. The amount of each interest payment, if any, will equal (i) the stated principal amount of the notes multiplied by the interest rate in effect during the applicable interest period divided by (ii) 4
Call right:	We may call the notes, in whole and not in part, for mandatory redemption on any interest payment date beginning on August----, 2016 (expected to be August 31, 2016), upon not less than five business days’ notice. Following an exercise of our call right, you will receive for each note you then hold an amount in cash equal to $1,000 plus any accrued and unpaid interest.
Listing:	The notes will not be listed on any securities exchange
CUSIP / ISIN:	1730T3AW3 / US1730T3AW39
Underwriter:	Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer, acting as principal
Underwriting fee and issue price:	Issue price(1)	Underwriting fee(2)	Proceeds to issuer
Per note:	$1,000	$35	$965
Total:	$	$	$

(1) Citigroup Inc. currently expects that the estimated value of the notes on the pricing date will be between $870.00 and $920.00 per note, which will be less than the issue price. The estimated value of the notes is based on CGMI’s proprietary pricing models, including CGMI’s estimation of the value of the survivor’s option, and our internal funding rate. It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you at any time after issuance. See “Valuation of the Notes” in this pricing supplement.

(2) CGMI will receive an underwriting fee of $35 for each $1,000 note sold in this offering. Certain selected dealers, including Morgan Stanley & Co. LLC, and their financial advisors will collectively receive from CGMI a selling concession of $35 for each $1,000 note they sell. In addition to the underwriting fee, CGMI and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. For more information on the distribution of the notes, see “Supplemental Plan of Distribution” in this pricing supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Investing in the notes involves risks not associated with an investment in conventional debt securities. See “Summary Risk Factors” beginning on page PS-3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense. You should read this pricing supplement together with the accompanying product supplement, prospectus supplement and prospectus, which can be accessed via the following hyperlinks:

Product Supplement IE-07-01 dated August 4, 2014                      Prospectus Supplement and Prospectus each dated November 13, 2013

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Citigroup Inc.
Fixed to Floating Rate Notes Due August----, 2035 Leveraged Callable CMS Curve Linked Notes

Additional Information

The terms of the notes are set forth in the accompanying product supplement, prospectus supplement and prospectus, as supplemented by this pricing supplement. The accompanying product supplement, prospectus supplement and prospectus contain important disclosures that are not repeated in this pricing supplement. For example, for complete information about the manner in which interest payments on the notes will be calculated and paid, you should read the section “Description of the Notes” in the accompanying product supplement together with the information in this pricing supplement. It is important that you read the accompanying product supplement, prospectus supplement and prospectus together with this pricing supplement in connection with your decision whether to invest in the notes. Certain terms used but not defined in this pricing supplement are defined in the accompanying product supplement.

Hypothetical Examples

The table below presents examples of hypothetical quarterly interest payments after the first year of the term of the notes based on various hypothetical CMS reference index values. The figures below have been rounded for ease of analysis. The table and the following examples of hypothetical interest payment calculations are based on the following terms:

▪	Stated principal amount: $1,000

▪	Maximum interest rate: 10.00% per annum

▪	Leverage factor: 4

As illustrated below, if CMS30 is less than or equal to CMS2 plus 0.25% on the applicable CMS reference determination date, the floating interest rate will be the minimum interest rate of 0.00% per annum and no interest will accrue on the notes for the related interest period. If, on the other hand, the CMS reference index is greater than 2.75% (taking into account that the modified CMS reference index will be multiplied by the leverage factor of 4 on the applicable CMS reference determination date), the floating rate of interest for the related interest period will be limited to the maximum interest rate of 10.00% per annum and you will not receive any interest in excess of that maximum per annum rate.

The examples are for purposes of illustration only and would provide different results if different assumptions were made. The actual interest payments after the first year of the term of the notes will depend on the actual value of the modified CMS reference index on each CMS reference determination date. The applicable interest rate for each quarterly interest period will be determined on a per annum basis but will apply only to that interest period.

Hypothetical CMS Reference Index(1)	Hypothetical Interest Rate per Annum(2)	Hypothetical Quarterly Interest Payment per Note(3)
-0.400%	0.00%	$0.00
-0.200%	0.00%	$0.00
0.000%	0.00%	$0.00
0.200%	0.00%	$0.00
0.250%	0.00%	$0.00
0.400%	0.60%	$1.50
0.600%	1.40%	$3.50
0.800%	2.20%	$5.50
1.000%	3.00%	$7.50
1.200%	3.80%	$9.50
1.400%	4.60%	$11.50
1.600%	5.40%	$13.50
1.800%	6.20%	$15.50
2.000%	7.00%	$17.50
2.200%	7.80%	$19.50
2.400%	8.60%	$21.50
2.600%	9.40%	$23.50
2.750%	10.00%	$25.00
2.800%	10.00%	$25.00
3.200%	10.00%	$25.00
3.400%	10.00%	$25.00
3.600%	10.00%	$25.00

_______________________________

(1) Hypothetical CMS reference index = (CMS30 – CMS2), where CMS30 and CMS2 are determined on the second U.S. government securities business day prior to the beginning of the applicable quarterly interest period.

(2) Hypothetical interest rate per annum for the quarterly interest period = 4 × (CMS reference index – 0.25%), subject to the maximum interest rate and the minimum interest rate.

(3) Hypothetical quarterly interest payment per note = (i) the hypothetical interest rate per annum multiplied by (ii) $1,000, divided by 4.

August 2015	PS-2

Citigroup Inc.
Fixed to Floating Rate Notes Due August----, 2035 Leveraged Callable CMS Curve Linked Notes

Summary Risk Factors

An investment in the notes is significantly riskier than an investment in conventional debt securities. The notes are subject to all of the risks associated with an investment in our conventional debt securities, including the risk that we may default on our obligations under the notes, and are also subject to risks associated with fluctuations in the CMS reference index. Accordingly, the notes are suitable only for investors who are capable of understanding the complexities and risks of the notes. You should consult your own financial, tax and legal advisers as to the risks of an investment in the notes and the suitability of the notes in light of your particular circumstances.

The following is a summary of certain key risk factors for investors in the notes. You should read this summary together with the more detailed description of risks relating to an investment in the notes contained in the section “Risk Factors Relating to the Notes” beginning on page IE-6 in the accompanying product supplement. You should also carefully read the risk factors included in the documents incorporated by reference in the accompanying prospectus, including our most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q, which describe risks relating to our business more generally.

▪	After the first year, the notes will pay interest at a floating rate that may be as low as 0% on one or more interest payment dates. The floating interest payments on the notes will vary based on fluctuations in the modified CMS reference index. If the modified CMS reference index narrows, interest payments on the notes will be reduced, and if the modified CMS reference index is 0% for any interest period, the notes will pay no interest at all for that interest period. The CMS reference index is influenced by many complex economic factors and is impossible to predict. After the first year, it is possible that the notes will pay a below-market rate or no interest at all for an extended period of time, or even throughout the entire remaining term of the notes. Although the notes provide for the repayment of the stated principal amount at maturity, you may nevertheless suffer a loss on your investment in the notes, in real value terms, if you receive below-market or no interest payments after the first year of the term of the notes.

▪	The notes may pay below-market or no interest if short-term interest rates rise. Although there is no single factor that determines the spread between two constant maturity swap rates, such as the spread between CMS30 and CMS2, the spread has historically tended to fall when short-term interest rates rise. Short-term interest rates have historically been highly sensitive to the monetary policy of the Federal Reserve Board. Accordingly, one significant risk assumed by investors in the notes is that the Federal Reserve Board may pursue a policy of raising short-term interest rates, which, if historical patterns hold, would lead to a decrease in the CMS reference index. In that event, the floating rate payable on the notes may decline significantly, possibly to 0%. It is important to understand, however, that short-term interest rates are affected by many factors and may increase even in the absence of a Federal Reserve Board policy to increase short-term interest rates. Furthermore, it is important to understand that the CMS reference index may decrease even in the absence of an increase in short-term interest rates because it, too, is influenced by many complex factors. See “About Constant Maturity Swap Rates” in the accompanying product supplement.

▪	The floating interest rates on the notes may be lower than other market interest rates. The floating interest rates on the notes will not necessarily move in line with general U.S. market interest rates or even CMS rates and, in fact, may move inversely with general U.S. market interest rates, as described in the preceding risk factor. For example, if there is a general increase in CMS rates but shorter-term rates rise more than longer-term rates, the CMS reference index will decrease, as will the floating rate payable on the notes. Accordingly, the notes are not appropriate for investors who seek floating interest payments based on general market interest rates.

▪	The interest rate on the notes is subject to a cap. As a result, the notes may pay interest at a lower rate than an alternative instrument that is not so capped.

▪	The CMS reference index applicable to any interest period will be reduced by 0.25%. When determining the floating interest rates payable after the first year, 0.25% will be deducted from the level of the CMS reference index on the relevant CMS reference determination date to determine the modified CMS reference index. Because the modified CMS reference index is multiplied by 4 in order to determine the floating interest rate (subject to the maximum interest rate), the 0.25% deduction from the CMS reference index reduces the applicable floating interest rate by a full 1.00%. As a result, the interest payable on your notes will be less than that which would be payable without the 0.25% deduction.

▪	The notes may be called for mandatory redemption at our option beginning one year after issuance, which will limit your potential to benefit from favorable CMS reference index performance. If we call the notes, we will do so at a time that is advantageous to us and without regard to your interests. We are more likely to call the notes at a time when the CMS reference index is performing favorably from your perspective and we expect it to continue to do so. Accordingly, our call right may limit your potential to receive above-market interest payments. Conversely, when the CMS reference index is performing unfavorably from your perspective or when we expect it to do so in the future, we are less likely to call the notes, so that you may continue to hold notes paying below-market or no interest for an extended period of time. If we call the notes, you may have to reinvest the proceeds in a lower interest rate environment.

▪	The notes are subject to the credit risk of Citigroup Inc. If we default on our obligations under the notes, you may not receive anything owed to you under the notes.

▪	Secondary market sales of the notes may result in a loss of principal. You will be entitled to receive at least the full stated principal amount of your notes, subject to the credit risk of Citigroup Inc., only if you hold the notes to maturity or until the date

August 2015	PS-3

Citigroup Inc.
Fixed to Floating Rate Notes Due August----, 2035 Leveraged Callable CMS Curve Linked Notes

when the notes are redeemed. The value of the notes may fluctuate, and if you sell your notes in the secondary market prior to maturity or the date when the notes are redeemed, you may receive less than your initial investment.

▪	The notes are riskier than notes with a shorter term. The notes are relatively long-dated, subject to our call right. Because the notes are relatively long-dated, many of the risks of the notes are heightened as compared to notes with a shorter term, because you will be subject to those risks for a longer period of time. In addition, the value of a longer-dated note is typically less than the value of an otherwise comparable note with a shorter term.

▪	The notes will not be listed on a securities exchange and you may not be able to sell them prior to maturity. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. CGMI currently intends to make a secondary market in relation to the notes and to provide an indicative bid price for the notes on a daily basis. Any indicative bid price for the notes provided by CGMI will be determined in CGMI’s sole discretion, taking into account prevailing market conditions and other relevant factors, and will not be a representation by CGMI that the notes can be sold at that price, or at all. CGMI may suspend or terminate making a market and providing indicative bid prices without notice, at any time and for any reason. If CGMI suspends or terminates making a market, there may be no secondary market at all for the notes because it is likely that CGMI will be the only broker-dealer that is willing to buy your notes prior to maturity. Accordingly, an investor must be prepared to hold the notes until maturity.

▪	The difference between CMS30 and CMS2 may not be as great as the difference between CMS30 and a CMS rate with a shorter maturity. The floating interest payments on the notes may be less than they would be if the notes were linked to the spread between CMS30 and a CMS rate with a shorter maturity than 2 years.

▪	The estimated value of the notes on the pricing date, based on CGMI’s proprietary pricing models and our internal funding rate, will be less than the issue price. The difference is attributable to certain costs associated with selling, structuring and hedging the notes that are included in the issue price. These costs include (i) the selling concessions paid in connection with the offering of the notes, (ii) hedging and other costs incurred by us and our affiliates in connection with the offering of the notes and (iii) the expected profit (which may be more or less than actual profit) to CGMI or other of our affiliates in connection with hedging our obligations under the notes. These costs adversely affect the economic terms of the notes because, if they were lower, the economic terms of the notes would be more favorable to you. The economic terms of the notes are also likely to be adversely affected by the use of our internal funding rate, rather than our secondary market rate, to price the notes. See “The estimated value of the notes would be lower if it were calculated based on our secondary market rate” below.

▪	The estimated value of the notes was determined for us by our affiliate using proprietary pricing models. CGMI derived the estimated value disclosed on the cover page of this pricing supplement from its proprietary pricing models. In doing so, it may have made discretionary judgments about the inputs to its models, such as the volatility of the CMS reference index and interest rates. In addition, CGMI’s estimation of the value of the survivor’s option is based on assumptions about the amount and timing of requests to exercise the survivor’s option over the term of the notes, which assumptions are unlikely to match the actual amount and timing of exercises of the survivor’s option and which may result in a greater estimated value for the survivor’s option than if assumptions based on your particular circumstances had been used. CGMI’s views on these inputs and assumptions may differ from your or others’ views, and as an underwriter in this offering, CGMI’s interests may conflict with yours. The models, the inputs to the models and the other assumptions on which the estimated value of the notes is based may all prove to be wrong and therefore not an accurate reflection of the value of the notes. Moreover, the estimated value of the notes set forth on the cover page of this pricing supplement may differ from the value that we or our affiliates may determine for the notes for other purposes, including for accounting purposes. You should not invest in the notes because of the estimated value of the notes. Instead, you should be willing to hold the notes to maturity irrespective of the initial estimated value.

▪	The estimated value of the notes would be lower if it were calculated based on our secondary market rate. The estimated value of the notes included in this pricing supplement is calculated based on our internal funding rate, which is the rate at which we are willing to borrow funds through the issuance of the notes. Our internal funding rate is generally lower than the market rate implied by traded instruments referencing our debt obligations in the secondary market for those debt obligations, which we refer to as our secondary market rate. If the estimated value included in this pricing supplement were based on our secondary market rate, rather than our internal funding rate, it would likely be lower. We determine our internal funding rate based on factors such as the costs associated with the notes, which are generally higher than the costs associated with conventional debt securities, and our liquidity needs and preferences. Our internal funding rate is not the same as the interest that is payable on the notes.

▪	The estimated value of the notes is not an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you in the secondary market. Any such secondary market price will fluctuate over the term of the notes based on the market and other factors described in the next risk factor. Moreover, unlike the estimated value included in this pricing supplement, any value of the notes determined for purposes of a secondary market transaction will be based on our secondary market rate, which will likely result in a lower value for the notes than if our internal funding rate were used. In addition, any secondary market price for the notes will be reduced by a bid-ask spread, which may vary depending on the aggregate stated principal amount of the notes to be purchased in the secondary market transaction, and the expected cost of unwinding related hedging transactions. As a result, it is likely that any secondary market price for the notes will be less than the issue price.

August 2015	PS-4

Citigroup Inc.
Fixed to Floating Rate Notes Due August----, 2035 Leveraged Callable CMS Curve Linked Notes

▪	The value of the notes prior to maturity will fluctuate based on many unpredictable factors. The value of your notes prior to maturity will fluctuate based on the level and volatility of the CMS reference index and a number of other factors, including expectations of future levels of CMS30 and CMS2, the level of general market interest rates, the time remaining to maturity, changes in CGMI’s estimation of the value of the survivor’s option and our creditworthiness, as reflected in our secondary market rate. You should understand that the value of your notes at any time prior to maturity may be significantly less than the issue price.

▪	The survivor’s option is subject to significant limitations. The representative of a deceased beneficial owner of the notes will have the right to request early repayment of the notes by us on the terms described in the section “Repayment Upon Death” in this pricing supplement. That repayment right is subject to significant limitations, including the following: the notes must have been beneficially owned by the deceased beneficial owner or his or her estate for at least one year prior to submission of the request for repayment; the notes will be grouped with all other Survivor’s Option Notes and subject to an aggregate annual repayment limit, as more fully described under “Repayment Upon Death” in this pricing supplement; and we will not be obligated to repay more than $250,000 in stated principal amount of the notes offered by this pricing supplement to the representative of any individual deceased beneficial owner of the notes in any calendar year. Because of these limitations, your representative may not be able to obtain repayment of any of the notes beneficially owned by you following your death, or may only be able to obtain repayment of a portion of the notes owned by you, and any such repayment may be delayed for multiple years. See “Repayment Upon Death” in this pricing supplement for additional information.

▪	Immediately following issuance, any secondary market bid price provided by CGMI, and the value that will be indicated on any brokerage account statements prepared by CGMI or its affiliates, will reflect a temporary upward adjustment. The amount of this temporary upward adjustment will steadily decline to zero over the temporary adjustment period. See “Valuation of the Notes” in this pricing supplement.

▪	Our offering of the notes does not constitute a recommendation to invest in an instrument linked to the CMS reference index. You should not take our offering of the notes as an expression of our views about how the CMS reference index will perform in the future or as a recommendation to invest in any instrument linked to the CMS reference index, including the notes. As we are part of a global financial institution, our affiliates may, and often do, have positions (including short positions), and may publish research or express opinions, that in each case conflict with an investment in the notes. You should undertake an independent determination of whether an investment in the notes is suitable for you in light of your specific investment objectives, risk tolerance and financial resources.

▪	The manner in which CMS rates are calculated may change in the future. The method by which CMS30 and CMS2 are calculated may change in the future, as a result of governmental actions, actions by the publisher of CMS30 and CMS2 or otherwise. We cannot predict whether the method by which CMS30 or CMS2 is calculated will change or what the impact of any such change might be. Any such change could affect the level of the CMS reference index in a way that has a significant adverse effect on the notes.

▪	Hedging and other trading activities by our affiliates may affect the determinations of CMS30 and CMS2. CMS rates are determined based on tradable quotes for U.S. dollar fixed-for-floating interest rate swaps of the relevant maturities sourced from electronic trading venues. Our affiliates may engage in trading activities on these electronic trading venues, in order to hedge our obligations under the notes, as part of their general business activities or otherwise. These trading activities could affect the levels of CMS30 and CMS2 in a way that has a negative effect on the interest rate payable under the notes. They could also result in substantial returns for our affiliates while the value of the notes declines. In engaging in these trading activities, our affiliates will have no obligation to consider your interests as an investor in the notes.

▪	The calculation agent, which is our affiliate, will make important determinations with respect to the notes. If certain events occur, Citibank, N.A., as calculation agent, will be required to make certain discretionary judgments that could significantly affect one or more payments owed to you under the notes. Such judgments could include, among other things, determining the level of CMS30 or CMS2 if it is not otherwise available on a CMS reference determination date and selecting a successor rate if either CMS30 or CMS2 is discontinued. Any of these determinations made by Citibank, N.A. in its capacity as calculation agent may adversely affect any floating interest payment owed to you under the notes.

Information About the CMS Reference Index

The notes are CMS spread notes, which means that they pay interest (after the first year) based on the difference, or spread, between two constant maturity swap (“CMS”) rates of different maturities—CMS30 and CMS2. A CMS rate of a given maturity is, at any time, a market rate for the fixed leg of a conventional fixed-for-floating U.S. dollar interest rate swap entered into at that time with that maturity, as more fully described in the section “About Constant Maturity Swap Rates” in the accompanying product supplement. The relationship between CMS rates of different maturities may be depicted by a curve on a graph that plots maturities on the x-axis and the applicable CMS rate on the y-axis. See “About Constant Maturity Swap Rates” in the accompanying product supplement for examples of CMS rate curves. Interest payments on the notes will depend on changes in the steepness of this CMS rate curve. If the CMS rate curve steepens, such that the difference between CMS30 and CMS2 becomes greater, the floating interest payments on the notes will generally increase, subject to the maximum interest rate on the notes. Conversely, if the CMS rate curve flattens or becomes inverted, such that the difference between CMS30 and CMS2 becomes smaller or negative, the floating interest payments on the notes will generally decrease, possibly to zero.

August 2015	PS-5

Citigroup Inc.
Fixed to Floating Rate Notes Due August----, 2035 Leveraged Callable CMS Curve Linked Notes

Many complex economic factors may influence CMS rates and the spread between CMS rates of different maturities. Accordingly, it is not possible to predict the future performance of any CMS rate or the spread between CMS rates of different maturities. You should not purchase the notes unless you understand and are willing to accept the significant risks associated with exposure to future changes in the CMS reference index.

For information about how CMS30 and CMS2 will be determined on each CMS reference determination date, see “Description of the Notes—Terms Related to a Specified CMS Rate—Determining a Specified CMS Rate” in the accompanying product supplement. CMS30 and CMS2 are calculated by ICE Benchmark Administration Limited based on tradable quotes for U.S. dollar fixed-for-floating interest rate swaps of the relevant maturity that are sourced from electronic trading venues.

Historical Information

The graph below shows the daily values of the CMS reference index for each day such value was available from January 3, 2005 through August 18, 2015 using historical data obtained from Bloomberg, without giving effect to the 0.25% deduction reflected in the calculation of the modified CMS reference index. The rate at which interest will be payable on the notes will be based not on the CMS reference index, which is depicted below, but on the modified CMS reference index, which is the CMS reference index minus 0.25%. The historical values of the CMS reference index should not be taken as an indication of the future values of the CMS reference index during the term of the notes.

The CMS reference index at 11:00 a.m. (New York time) on August 18, 2015 was 1.695%.

Historical CMS Reference Index Rate (%) January 3, 2005 to August 18, 2015

August 2015	PS-6

Citigroup Inc.
Fixed to Floating Rate Notes Due August----, 2035 Leveraged Callable CMS Curve Linked Notes

United States Federal Tax Considerations

Based on current market conditions, we expect the notes to be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Tax Considerations—Tax Consequences to U.S. Holders—Notes Treated as Contingent Payment Debt Instruments.” However, the treatment of the notes for U.S. federal income tax purposes will be based on market conditions as of the pricing date, and the final Pricing Supplement for the notes will provide further information regarding the treatment. If the notes are not treated as “contingent payment debt instruments,” they will instead be treated as “variable rate debt instruments” with the consequences described in the section of accompanying prospectus supplement called “United States Federal Tax Considerations—Tax Consequences to U.S. Holders—Notes Treated as Variable Rate Debt Instruments.” The remainder of this summary assumes that the notes are treated as contingent payment debt instruments.

If you are a U.S. Holder, you will be required to recognize interest income at the “comparable yield,” which generally is the yield at which we could issue a fixed-rate debt instrument with terms similar to those of the notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the notes. We are required to construct a “projected payment schedule” in respect of the notes representing a payment or a series of payments the amount and timing of which would produce a yield to maturity on the notes equal to the comparable yield. The amount of interest you include in income in each taxable year based on the comparable yield will be adjusted upward or downward to reflect the difference, if any, between the actual and projected payments on the notes as determined under the projected payment schedule.

Although it is not entirely clear how the comparable yield and projected payment schedule must be determined when a debt instrument may be redeemed by the issuer prior to maturity, we have determined that the comparable yield for a note is a rate of     %, compounded quarterly, and that the projected payment schedule with respect to a note consists of the following payments:

November 30, 2015	$	November 30, 2020	$	November 30, 2025	$	November 30, 2030	$
February 29, 2016	$	February 28, 2021	$	February 28, 2026	$	February 28, 2031	$
May 31, 2016	$	May 31, 2021	$	May 31, 2026	$	May 31, 2031	$
August 31, 2016	$	August 31, 2021	$	August 31, 2026	$	August 31, 2031	$
November 30, 2016	$	November 30, 2021	$	November 30, 2026	$	November 30, 2031	$
February 28, 2017	$	February 28, 2022	$	February 28, 2027	$	February 29, 2032	$
May 31, 2017	$	May 31, 2022	$	May 31, 2027	$	May 31, 2032	$
August 31, 2017	$	August 31, 2022	$	August 31, 2027	$	August 31, 2032	$
November 30, 2017	$	November 30, 2022	$	November 30, 2027	$	November 30, 2032	$
February 28, 2018	$	February 28, 2023	$	February 29, 2028	$	February 28, 2033	$
May 31, 2018	$	May 31, 2023	$	May 31, 2028	$	May 31, 2033	$
August 31, 2018	$	August 31, 2023	$	August 31, 2028	$	August 31, 2033	$
November 30, 2018	$	November 30, 2023	$	November 30, 2028	$	November 30, 2033	$
February 28, 2019	$	February 29, 2024	$	February 28, 2029	$	February 28, 2034	$
May 31, 2019	$	May 31, 2024	$	May 31, 2029	$	May 31, 2034	$
August 31, 2019	$	August 31, 2024	$	August 31, 2029	$	August 31, 2034	$
November 30, 2019	$	November 30, 2024	$	November 30, 2029	$	November 30, 2034	$
February 29, 2020	$	February 28, 2025	$	February 28, 2030	$	February 28, 2035	$
May 31, 2020	$	May 31, 2025	$	May 31, 2030	$	May 31, 2035	$
August 31, 2020	$	August 31, 2025	$	August 31, 2030	$	August 31, 2035	$

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amounts that we will pay on the notes.

August 2015	PS-7

Citigroup Inc.
Fixed to Floating Rate Notes Due August----, 2035 Leveraged Callable CMS Curve Linked Notes

Upon the sale or exchange of the notes (including retirement upon early redemption or at maturity), you generally will recognize gain or loss equal to the difference between the proceeds received and your adjusted tax basis in the notes. Your adjusted tax basis will equal your purchase price for the notes increased by interest income previously included on the notes (without regard to the adjustments described above) and decreased by prior payments according to the projected payment schedule. Any gain generally will be treated as ordinary income, and any loss generally will be treated as ordinary loss to the extent of prior net interest inclusions on the note and as capital loss thereafter.

Subject to the discussion in the accompanying prospectus supplement regarding “FATCA,” if you are a Non-U.S. Holder of notes, you generally will not be subject to U.S. federal withholding or income tax in respect of payments on or amounts received on the sale, exchange, redemption or retirement of the notes, provided that (i) income in respect of the notes is not effectively connected with your conduct of a trade or business in the United States, and (ii) you comply with the applicable certification requirements. See “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders” in the accompanying prospectus supplement for a more detailed discussion of the rules applicable to Non-U.S. Holders of the notes.

You should read the section entitled “United States Federal Tax Considerations” in the accompanying prospectus supplement. The preceding discussion, when read in combination with that section, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the notes.

You should also consult your tax adviser regarding all aspects of the U.S. federal tax consequences of an investment in the notes and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Supplemental Plan of Distribution

CGMI, an affiliate of Citigroup Inc. and the underwriter of the sale of the notes, is acting as principal and will receive an underwriting fee of $35 for each $1,000 note sold in this offering. CGMI will pay selected dealers not affiliated with CGMI, including Morgan Stanley & Co. LLC, and their financial advisers collectively a selling concession of $35 for each $1,000 note they sell.

CGMI is an affiliate of ours. Accordingly, this offering will comply with the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 5121 of the Financial Industry Regulatory Authority. Client accounts over which Citigroup Inc. or its subsidiaries have investment discretion will not be permitted to purchase the notes, either directly or indirectly, without the prior written consent of the client.

See “Plan of Distribution; Conflicts of Interest” in the accompanying product supplement and “Plan of Distribution” in each of the accompanying prospectus supplement and prospectus for additional information.

A portion of the net proceeds from the sale of the notes will be used to hedge our obligations under the notes. We expect to hedge our obligations under the notes through CGMI or other of our affiliates. CGMI or such other of our affiliates may profit from this expected hedging activity even if the value of the notes declines. This hedging activity could affect the levels of CMS30 and CMS2 and, therefore, the value of and your return on the notes. For additional information on the ways in which our counterparties may hedge our obligations under the notes, see “Use of Proceeds and Hedging” in the accompanying prospectus.

Valuation of the Notes

CGMI calculated the estimated value of the notes set forth on the cover page of this pricing supplement based on proprietary pricing models. CGMI’s proprietary pricing models generated an estimated value for the notes by estimating the value of a hypothetical package of financial instruments that would replicate the payout on the notes, which consists of a fixed-income bond (the “bond component”) and one or more derivative instruments underlying the economic terms of the notes (the “derivative component”). CGMI calculated the estimated value of the bond component using a discount rate based on our internal funding rate. CGMI calculated the estimated value of the derivative component based on a proprietary derivative-pricing model, which generated a theoretical price for the instruments that constitute the derivative component based on various inputs, including the factors described under “Summary Risk Factors—The value of the notes prior to maturity will fluctuate based on many unpredictable factors” in this pricing supplement, but not including our creditworthiness. These inputs may be market-observable or may be based on assumptions made by CGMI in its discretionary judgment. The estimated value of the derivative component includes CGMI’s estimation of the value of the survivor’s option, which CGMI determined based on assumptions about the amount and timing of requests to exercise the survivor’s option over the term of the notes. These assumptions are unlikely to match the actual amount and timing of exercises of the survivor’s option and may result in a greater estimated value for the survivor’s option than if assumptions based on your particular circumstances had been used.

The estimated value of the notes is a function of the terms of the notes and the inputs to CGMI’s proprietary pricing models. The range for the estimated value of the notes set forth on the cover page of this preliminary pricing supplement reflects uncertainty on the date of this preliminary pricing supplement about the inputs to CGMI’s proprietary pricing models on the pricing date.

For a period of approximately six months following issuance of the notes, the price, if any, at which CGMI would be willing to buy the notes from investors, and the value that will be indicated for the notes on any brokerage account statements prepared by CGMI or its affiliates (which value CGMI may also publish through one or more financial information vendors), will reflect a temporary upward adjustment from the price or value that would otherwise be determined. This temporary upward adjustment represents a portion of the

August 2015	PS-8

Citigroup Inc.
Fixed to Floating Rate Notes Due August----, 2035 Leveraged Callable CMS Curve Linked Notes

hedging profit expected to be realized by CGMI or its affiliates over the term of the notes. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the six-month temporary adjustment period. However, CGMI is not obligated to buy the notes from investors at any time.  See “Summary Risk Factors—The notes will not be listed on a securities exchange and you may not be able to sell your notes prior to maturity.”

Repayment Upon Death

The information in this section supersedes and replaces the information in the section “Description of the Notes—Repayment Upon Death” in the accompanying prospectus supplement.

Following the death of any beneficial owner of the notes, Citigroup Inc. will repay any notes (or the applicable portion of any notes) that are beneficially owned by the deceased beneficial owner and are validly tendered for repayment at a price equal to the stated principal amount of the notes tendered plus accrued and unpaid interest to but excluding the date of repayment. To be validly tendered, notes must be submitted for repayment in accordance with the requirements set forth below by a representative of the deceased beneficial owner who has authority to act on behalf of the deceased beneficial owner under the laws of the appropriate jurisdiction (including, without limitation, the personal representative, executor, surviving joint tenant or surviving tenant by the entirety of the deceased beneficial owner). The right of the representative of a deceased beneficial owner to request repayment under this section, which we refer to as the “survivor’s option,” is subject to the following important limitations:

▪	The notes tendered for repayment must have been beneficially owned by the deceased beneficial owner or his or her estate for at least one year prior to the submission of the request for repayment.

▪	Citigroup Inc.’s repayment obligation with respect to all Survivor’s Option Notes (including but not limited to the notes offered by this pricing supplement) in any calendar year will be subject to an aggregate limit (the “Aggregate Annual Limit”) equal to the greater of (i) $2 million and (ii) 1% of the aggregate outstanding stated principal amount of all Survivor’s Option Notes as of the end of the most recent calendar year. The Aggregate Annual Limit applies to all Survivor’s Option Notes as a group. “Survivor’s Option Notes” are notes issued by Citigroup Inc. on or after June 1, 2014 that are designated as Survivor’s Option Notes in the applicable pricing supplement. The notes offered by this pricing supplement are Survivor’s Option Notes.

▪	Citigroup Inc. will not be obligated to repay more than $250,000 in stated principal amount of the notes offered by this pricing supplement to the representative of any individual deceased beneficial owner in any calendar year (the “$250,000 Individual Annual Limit”). For the avoidance of doubt, the $250,000 Individual Annual Limit applies only to the notes offered by this pricing supplement. Any other Survivor’s Option Notes owned by a deceased beneficial owner of the notes offered by this pricing supplement would not count against the $250,000 Individual Annual Limit applicable to the notes offered by this pricing supplement.

▪	The stated principal amount of notes tendered for repayment must be $1,000 or an integral multiple of $1,000.

Notes that are validly tendered pursuant to this section will be accepted promptly in the order all such notes are tendered, except for any notes the acceptance of which would contravene the limitations described above. The Aggregate Annual Limit and the $250,000 Individual Annual Limit will be applied to the notes (and, in the case of the Aggregate Annual Limit, all other Survivor’s Option Notes) in the order tendered, so that all validly tendered notes will be accepted for repayment in the order tendered until the relevant limit is reached, and any additional or subsequently tendered notes will not be accepted for repayment in the current calendar year. Any notes tendered for repayment that are not accepted in any calendar year due to the application of the Aggregate Annual Limit or the $250,000 Individual Annual Limit will be deemed to be tendered in the following calendar year (and succeeding calendar years if any notes continue not to be accepted in the following calendar year due to the application of these limits) in the order in which such notes were originally tendered.

Because of the limits described above, your representative may not be able to obtain repayment of any of the notes beneficially owned by you following your death, or may only be able to obtain repayment of a portion of the notes owned by you, and any such repayment may be delayed for multiple years. The following illustrate some of the potential effects of these limitations:

▪	If you have beneficially owned the notes for less than one year at the date of your death, your representative will not be entitled to request repayment under this section until one year after the date you acquired your beneficial ownership.

▪	All Survivor’s Option Notes, including but not limited to the notes, are grouped together for purposes of applying the Aggregate Annual Limit, which in any calendar year is equal to the greater of (i) $2 million and (ii) 1% of the aggregate outstanding stated principal amount of all Survivor’s Option Notes as of the end of the most recent calendar year. Because it is not possible to predict the aggregate amount of Survivor’s Option Notes that will be outstanding as of the end of any future calendar year, you should assume that the Aggregate Annual Limit may be as low as $2 million. Repayment requests submitted with respect to all Survivor’s Option Notes, and not just the notes, will count against the Aggregate Annual Limit. Even if no repayment requests are submitted with respect to any of the notes offered by this pricing supplement, the Aggregate Annual Limit may be reached as a result of repayment requests submitted with respect to other Survivor’s Option Notes. If the Aggregate Annual Limit is reached in any calendar year prior to the time when your representative submits a request for repayment of notes beneficially owned by you, your representative will not be able to obtain repayment of those notes in that calendar year. If prior repayment requests significantly exceed the Aggregate Annual Limit, the excess of those prior repayment requests may be carried forward for multiple years, so that it may be a long period of time before your representative would be entitled to any repayment. Representatives who submit prior repayment requests will be entitled to repayment in full before your representative would be entitled to any repayment.

August 2015	PS-9

Citigroup Inc.
Fixed to Floating Rate Notes Due August----, 2035 Leveraged Callable CMS Curve Linked Notes

▪	Even if the Aggregate Annual Limit is not reached before your representative submits a repayment request, your representative will be limited in each calendar year by the $250,000 Individual Annual Limit.

If any notes that are validly tendered for repayment pursuant to this section are not accepted, the paying agent will deliver to any affected representative a notice that states the reasons the notes have not been accepted for repayment. The notice will be sent by first-class mail to the broker or other entity through which the deceased beneficial owner’s interests in the notes are held.

The death of a person holding a beneficial ownership interest in any notes as a joint tenant with right of survivorship or tenant by the entirety with another person, or as a tenant in common with the deceased beneficial owner’s spouse, will be deemed the death of a beneficial owner of those notes, and the entire stated principal amount of the notes so held, plus accrued and unpaid interest to but excluding the date of repayment, will be subject to repayment pursuant to this section. However, the death of a person holding a beneficial ownership interest in any notes as tenant in common with a person other than such deceased beneficial owner’s spouse will be deemed the death of a beneficial owner only with respect to such deceased beneficial owner’s interest in the notes, and only a pro rata portion of those notes corresponding to such deceased beneficial owner’s interest will be subject to repayment pursuant to this section.

The death of a person who, during his or her lifetime, was entitled to substantially all of the beneficial ownership interests in any notes (including the right to sell, transfer or otherwise dispose of an interest in the notes, the right to receive the proceeds from the notes and the right to receive principal and interest) will be deemed the death of the beneficial owner of those notes for purposes of this section, regardless of whether that deceased beneficial owner was the registered holder of those notes, if entitlement to those interests can be established to the satisfaction of Citigroup Inc. and the paying agent. Such beneficial ownership interest will be deemed to exist in typical cases of nominee ownership, ownership under the Uniform Transfers to Minors Act or Uniform Gifts to Minors Act, community property or other joint ownership arrangements between spouses. In addition, a beneficial ownership interest will be deemed to exist in custodial and trust arrangements where one person has all of the beneficial ownership interests in the applicable notes during his or her lifetime.

Any notes accepted for repayment pursuant to this section will be repaid on the first June 15 or December 15 that occurs 35 or more calendar days after the date of such acceptance (such date, a “repayment date”). If that date is not a business day, payment will be made on the next succeeding business day. Any repayment request may be withdrawn by the representative presenting the request upon delivery of a written request for withdrawal to the paying agent not less than 30 calendar days before the repayment date. If the notes cease to be outstanding on or prior to the applicable repayment date, no repayment will be made pursuant to this section on that repayment date.

Subject to the foregoing, in order for a right to repayment under this section to be validly exercised, the paying agent must receive:

▪	a written request for repayment signed by the representative, and the representative’s signature must be guaranteed by a member firm of a registered national securities exchange or of the Financial Industry Regulatory Authority, Inc. or a commercial bank or trust company having an office or correspondent in the United States;

▪	appropriate evidence satisfactory to Citigroup Inc. and the paying agent that (i) the representative has authority to act on behalf of the deceased beneficial owner; (ii) the death of such beneficial owner has occurred; (iii) the deceased was the beneficial owner of the notes at the time of death; and (iv) the deceased acquired his or her beneficial ownership interest in the notes at least one year prior to the date of submission of the repayment request;

▪	if the notes are held by a nominee of the deceased beneficial owner, a certificate satisfactory to Citigroup Inc. and the paying agent from that nominee attesting to the beneficial ownership of the notes; and

▪	any additional information Citigroup Inc. or the paying agent reasonably requires to evidence satisfaction of any conditions to the exercise of the right of repayment under this section or to document beneficial ownership or authority to make the election and to cause the repayment of the notes.

All questions as to the eligibility or validity of any exercise of the right to repayment under this section will be determined by Citigroup Inc., in its sole discretion, and those determinations will be final and binding on all parties.

Because the notes will be issued in book-entry form and held of record by a nominee of The Depository Trust Company (“DTC”), DTC’s nominee will be the holder of the notes and therefore will be the only entity that can exercise the right to repayment of the notes described in this section. To obtain repayment pursuant to this section, the representative of the deceased beneficial owner must provide to the broker or other entity through which the deceased beneficial owner holds an interest in the notes:

▪	the documents required to be submitted to the paying agent as described above; and

▪	instructions to the broker or other entity to notify DTC of the representative’s desire to obtain repayment pursuant to this section.

The broker or other entity must provide to the paying agent:

▪	the documents received from the representative referred to in the first bullet point of the preceding paragraph; and

▪	a certificate satisfactory to the paying agent from the broker or other entity stating that it represents the deceased beneficial owner.

August 2015	PS-10

Citigroup Inc.
Fixed to Floating Rate Notes Due August----, 2035 Leveraged Callable CMS Curve Linked Notes

The applicable broker or other entity will be responsible for disbursing to the appropriate representative any payments it receives pursuant to this section. We will not provide notice of redemption in the case of any repayment pursuant to this section.

Depending on market conditions, including changes in interest rates and our creditworthiness, it is possible that the value of the notes in the secondary market at any time may be greater than their stated principal amount plus any accrued and unpaid interest. Accordingly, prior to exercising the option to request repayment described in this section, the representative of the deceased beneficial owner should contact the broker or other entity through which the notes are held to determine whether a sale of the notes in the secondary market may result in greater proceeds than the stated principal amount plus accrued and unpaid interest pursuant to a request for repayment under this section.

The representative of a deceased beneficial owner may obtain more information from Citibank, N.A., the paying agent for the notes, by calling 1-800-422-2066 during normal business hours in New York City.

Contact

Clients of Morgan Stanley & Co. LLC may contact their local Morgan Stanley branch office or the Morgan Stanley principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number 212-762-9666). All other clients may contact their local brokerage representative.

© 2015 Citigroup Global Markets Inc. All rights reserved. Citi and Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.

August 2015	PS-11